215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 949/673-4510
Fax: 949/673-4525

September 27, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation

Amendment #7 to Registration Statement on Form S-1

File No. 333-208078

Dear Ms. Long:

Attached for filing with the Securities and Exchange Commission is Amendment No. 7 to the Fuda Group (USA) Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 13, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page referenced page numbers below refer to the pages appearing on the redlined copy.

Use of Proceeds

1.	Please disclose how proceeds will be allocated if 100% of the offering is raised..

The noted disclosure was inadvertently erased from the Amendment and has been reinserted and appears on page 36 of the prospectus.

The Business

Operations

2.            We note the table you provide at the bottom of page 42, which discloses the average purchase and sales prices for granite blocks and slabs. In your next amendment, please discuss why you are able to sell blocks at a much higher markup than slabs. We note that the ratio of sales to purchase price in 2014 and 2015 for blocks was 2.77-to-1 and 4.98-to-1, respectively, while the corresponding ratios for slabs during these times were 1.65-to-1 and 1.72-to-1.

We also note disclosure on page 70 that the overall margin for granite for the three months ended June 30, 2016 was 72.1%, but it is unclear from this table that there is a material difference in the margin for each type of granite product. Please also consider discussing the margins for blocks and slabs separately in MD&A as well, as they appear to be materially different.

The chart detailing sales and purchase of granite slabs and blocks has been clarified and appears on pages 44 and 73 of the prospectus.

3.            We note that you have revised your disclosure about the amount of granite blocks purchased and sold in 2015 from 53,346 tons purchased and 72,555 tons sold to simply refer to 91,240 tons. It is not clear whether your new disclosure refers to tons purchased or tons sold, or whether you sold only what you purchased in 2015 or whether you also may have sold more granite from existing inventory, as suggested by your earlier disclosure that you sold more tonnage in 2015 than you purchased that year.

Please clarify, and elaborate on your practices regarding inventory and other working capital items to explain the reasons for changes in the amounts of inventory purchased and sold, the circumstances that would permit you to sell more granite than you buy in a given year, such originally disclosed with respect to 2015. See Item 101(c)(1)(vi) of Regulation S-K.

Disclosure has been added and appears on page 44 of the prospectus.

4.            We note that your purchase and sale prices for granite blocks decreased significantly from 2014 to 2015. Please include disclosure that explains why this is the case, here or in MD&A.

The disclosure has been added and appears on pages 44 and 71 of the prospectus.

5.            We note your disclosure on page 45 stating that you do not perform any processing operations. This appears to contradict to your disclosures on pages 71 and 72 that state that your sorting and filtering activities of gold mine tailing required the Company to incur additional expenses such as hiring additional workers and purchasing tools and supplies for the workers. Please advise.

The Company defines processing as activities that change the raw materials to finished goods, that is secondary processing. Sorting does not transfer the raw materials into finished goods; it merely deals with the grading of the material. Hence the Company does not consider sorting as a form of processing.

Sorting does require some basic tools and safety gear. Labor also needs to be employed to identify and sort out the materials. Disclosure with this explanation has been added and appears on page 47 of the prospectus.

Consolidated Statement of Operations, page F-3

6.            We note your sales and cost of sales information as well as your gain on barter trade for 2014 changed from amendment #5 to amendment #6. Please explain the nature of the changes in your financial statements.

We have revised the “Reclassification” footnote disclosure under “Summary of Significant Accounting Policies” of the Financial Statements for the Years Ended December 31, 2015 and 2014.

Related Party Transactions, page F-14

7.            You disclose that you acquired lands from Fuda for RMB 156,845,700 however Attachment #3 to your response to comment 11 dated August 30, 2016 shows a purchase of RMB 127,424,700. Please reconcile these numbers and revise accordingly.

We have revised all the corresponding amounts in the footnotes disclosures to the correct amount of RMB 127,424,700.

8.            We further note your disclosure of barter trade sales and cost of sales recorded related to affiliated entities as a result of the land purchases. Based on the journal entries you provided us in Attachment #3 to your response to comment 11 dated August 30, 2016, it appears that ultimately no revenue or cost of sales are recorded. In this regard, any barter trade sales and cost of sales are netted and recorded to the gain/(loss) on barter trade. Please revise your disclosure to clarify that no revenue or cost of sales are recorded related to the barter trades with affiliates.

We have revised the footnote disclosures for “Barter Trade Exchange” by adding the following sentence “Accordingly, the Company netted the barter trade sales and cost of sales and recorded as gain or loss on barter trade, no revenue or cost of sales are recorded related to these barter trades.” to the paragraph as follows:

The Company initially recognized land assets and its corresponding payables to the sellers at purchase price of the lands as indicated on the agreement. When stones were delivered to the sellers as ordered, the fair market sales price of the stones delivered were recognized against the outstanding amount owed to the sellers. The differences between the fair market sales price of the stones delivered and the cost of the stones purchased by the Company in inventory were recognized as gain or loss from barter trade. Accordingly, the Company netted the barter trade sales and cost of sales and recorded as gain or loss on barter trade, no revenue or cost of sales are recorded related to these barter trades.

Barter Trade Exchange, page F-15

9.            We note your response to comment 11 and your revised disclosure which discusses your land purchases with Beijing Huanda. We note in your response you also purchased land from Dandong City, Gao Shi Jun and Wu Xiao Bin. Based on the journal entries you provided, it appears balances to these land sellers have not been repaid and therefore you have a remaining balance of approximately RMB 70,562,690. Tell us the status of these payables related back to 2012 and 2013, where you have these payables recorded in your financial statements and how and when you intend to repay these obligations. We note your disclosure on page 66 where you indicate all outstanding amounts owed for the land purchased through barter trade were paid off. To the extent, you plan to pay these obligations off with barter sales, please disclose this fact and whether or not you anticipate recognizing a gain or loss on the transactions.

The remaining balance owed to the land sellers Dandong City, Gao Shi Jun and Wu Xiao Bin have been paid-off over the years from 2012 to 2013 through cash in bank. We have provided a revised Journal Entry Schedule (Attachment #1) which should provide clarification on this comment.

10.          We note your response to comment 11 did not address the difference between the amounts recorded as revenue in your amendment #4 and the gain reclassified in the amendment #5. We further note the amounts recorded as a gain from barter transactions in amendment #5 of $7,631,963 and $15,850,360 for the years ending December 31, 2015 and 2014, respectively have changed again to $7,634,923 and $20,524,540 for the years ending December 31, 2015 and 2014, respectively. Please address these differences.

We have provided a Reconciliation schedule (Attachment #2) which should provide clarification on this comment.

11.          Your disclosure on page F-15 discusses an agreement with the land sellers and the ordering of stones. Please tell if the agreement included provisions on the amount of stones to be exchanged for the land payables. We note the gains on these transactions had significantly higher margins than other third party sales of stones. Does the agreement stipulate the margin and if not, how did you determine how much to reduce the payable by when stones were ordered?

The agreement between the Company and the land sellers who are also the customers would indicate the grade or type and the unit price of the granites to be charged to the customers. When the customers place an order with the Company, the Company would determine the cost of goods based on the inventory purchased or held in stock using the first-in first-out (FIFO) method to reduce inventory and increase cost of goods bartered. The Company would also determine the amount to reduce in payables based on the order quantity, type, and unit price of granites as indicated on the sales agreement to reduce payables and increase barter sales.

For barter trade transactions, the margin was higher because the Company would purchase the granite blocks in bulk from the supplier and sorted them out into different grades and shipped the goods to the customers, as compared to regular trade transactions, the Company would purchase graded granite blocks from the suppliers which are higher in cost than the non-graded bulk granite blocks as the graded granite blocks were already sorted out by the supplier.

In addition, the grade of stones required and desired by the barter trade customers are lower graded as compared to the ones required by third parties which reflected the difference in profit margin.

Sincerely,

/s/ Lee W. Cassidy
Lee W. Cassidy

Fuda Group (USA) Corporation

Journal Entry for Land, Transfer of Stones, etc Schedule (Comment #9-Attachment #1)

Date	Transaction Description	Debit	Credit
10/20/2012	Land	1,126,650.00
	Accounts Payable-Dandong City, Room 1816 100 Jinjiang Street		1,126,650.00
	Land	29,421,000.00
	Accounts Payable-FIL Limited		29,421,000.00
4/30/2013	Land	1,563,000.00
	Accounts Payable- Gao Shi Jun		1,563,000.00
5/30/2013	Land	39,402,040.51
	Accounts Payable- Wu Xiao Bin		39,402,040.51
7/1/2013	Land	55,944,000.00
	Accounts Payable-Beijing Huanda		55,944,000.00
4/30/2014	Land	193,389,700.00
	Accounts Payable-Fuda Investments		127,424,700.00
	Accounts Payable-HK Winner		65,965,000.00
		320,846,390.51	320,846,390.51

Year 2012	Accounts Payable-Dandong City, Room 1816 100 Jinjiang Street	894,000.00		Updated
	Cash or Bank (Various)		894,000.00	Updated

Year 2013	Accounts Payable-Dandong City, Room 1816 100 Jinjiang Street	232,650.00		Updated
	Cash or Bank (Various)		232,650.00	Updated

Year 2012	Accounts Payable-FIL Limited	3,600,000.00		Updated
	Cash or Bank (Various)		3,600,000.00	Updated

Year 2013	Accounts Payable-FIL Limited	18,096,831.22		Updated
	Cash or Bank (Various)		18,096,831.22	Updated

Year 2014	Accounts Payable-FIL Limited	7,724,168.78		Updated
	Cash or Bank (Various)		7,724,168.78	Updated

Year 2013	Accounts Payable- Wu Xiao Bin	39,402,040.51		Updated
	Cash or Bank (Various)		39,402,040.51	Updated

Year 2013	Accounts Payable-Beijing Huanda	12,011,463.60
	Cash or Bank (Various)		12,011,463.60

Year 2014	Accounts Payable-Beijing Huanda	39,646,322.18
	Sales-Barter Trade		39,646,322.18
	Cost of goods sold-Barter Trade	11,637,837.87
	Inventory		11,637,837.87
	Accounts Payable-Beijing Huanda	4,266,214.22
	Cash or Bank (Various)		4,266,214.22
	Sales-Barter Trade	39,646,322.18
	Cost of goods sold-Barter Trade		11,637,837.87
	Gain/(Loss) on Barter Trade		28,008,484.31

Year 2015	Accounts Payable-Beijing Huanda	20,000.00
	Sales-Barter Trade		20,000.00
	Cost of goods sold-Barter Trade	1,515.15
	Inventory		1,515.15
	Sales-Barter Trade	20,000.00
	Cost of goods sold-Barter Trade		1,515.15
	Gain/(Loss) on Barter Trade		18,484.85

Year 2014	Accounts Payable-Fuda Investments	89,197,290.00
	Sales-Barter Trade		89,197,290.00
	Cost of goods sold-Barter Trade	28,876,910.79
	Inventory		28,876,910.79
	Sales-Barter Trade	89,197,290.00
	Cost of goods sold-Barter Trade		28,876,910.79
	Gain/(Loss) on Barter Trade		60,320,379.21

Year 2015	Accounts Payable-Fuda Investments	38,277,410.00
	Sales-Barter Trade		38,277,410.00
	Cost of goods sold-Barter Trade	2,896,017.65
	Inventory		2,896,017.65
	Sales-Barter Trade	38,277,410.00
	Cost of goods sold-Barter Trade		2,896,017.65
	Gain/(Loss) on Barter Trade		35,381,392.35

Year 2014	Accounts Payable-HK Winner	52,772,000.00
	Sales-Barter Trade		52,772,000.00
	Cost of goods sold-Barter Trade	14,963,470.86
	Inventory		14,963,470.86
	Sales-Barter Trade	52,772,000.00
	Cost of goods sold-Barter Trade		14,963,470.86
	Gain/(Loss) on Barter Trade		37,808,529.14

Year 2015	Accounts Payable-HK Winner	13,193,000.00
	Sales-Barter Trade		13,193,000.00
	Cost of goods sold-Barter Trade	999,469.70
	Inventory		999,469.70
	Sales-Barter Trade	13,193,000.00
	Cost of goods sold-Barter Trade		999,469.70
	Gain/(Loss) on Barter Trade		12,193,530.30

Fuda Group (USA) Corporation

Consolidated Statements of Operations Reconciliation (Comment #10-Attachment #2)

Form S-1 Amendment #4 - Consolidated Statement of Operations

	Sales		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Regular Trade-Affiliated entities	8,257,534	23,100,627	625,571	7,250,258	7,631,963	15,850,369
Regular Trade-Third parties	30,147,357	19,417,843	11,936,279	7,020,073	18,211,078	12,397,770
Total	38,404,891	42,518,470	12,561,850	14,270,331	25,843,041	28,248,139

	Sales Price (Fair Value)		Cost of Goods (Fair Value)		Gain/(Loss) on Barter Trade
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Barter Trade-Affiliated enitites	-	-	-	-	-	-
Barter Trade-Third parties	-	-	-	-	-	-
Total	-	-	-	-	-	-

Form S-1 Amendment #5 - Consolidated Statement of Operations

	Sales		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Regular Trade-Affiliated entities	-	-	-	-	-	-
Regular Trade-Third parties	30,147,357	19,417,843	11,936,279	7,020,073	18,211,078	12,397,770
Total	30,147,357	19,417,843	11,936,279	7,020,073	18,211,078	12,397,770

	Sales Price (Fair Value)		Cost of Goods (Fair Value)		Gain/(Loss) on Barter Trade
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Barter Trade-Affiliated enitites	8,257,534	23,100,627	625,571	7,250,258	7,631,963	15,850,369
Barter Trade-Third parties	-	-	-	-	-	-
Total	8,257,534	23,100,627	625,571	7,250,258	7,631,963	15,850,369

Explanation: Certain "Sales and Cost of sales" amounts from affiliated enitties on Consolidated Statement of Operations of Form S-1 Amendment #4 were netted and reclassified as "Gain/(Loss) from barter trade" on Consolidated Statement of Operations of Form S-1 Amendment #5 which had no effect on reported net income or loss.

Form S-1 Amendment #6 - Consolidated Statement of Operations

	Sales		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Regular Trade-Affiliated entities	-	-	-	-	-	-
Regular Trade-Third parties	30,144,145	12,966,742	11,936,036	5,243,149	18,208,109	7,723,593
Total	30,144,145	12,966,742	11,936,036	5,243,149	18,208,109	7,723,593

	Sales Price (Fair Value)		Cost of Goods (Fair Value)		Gain/(Loss) on Barter Trade
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Barter Trade-Affiliated enitites	8,257,534	23,100,645	625,571	7,133,522	7,631,963	15,967,123
Barter Trade-Third parties	3,212	6,451,083	243	1,893,660	2,969	4,557,423
Total	8,260,746	29,551,728	625,814	9,027,182	7,634,932	20,524,546

Explanation: Certain "Sales and Cost of sales" amounts from third parties on Consolidated Statement of Operations of Form S-1 Amendment #5 were netted and reclassified as "Gain/(Loss) from barter trade" on Consolidated Statement of Operations of Form S-1 Amendment #6 which had no effect on reported net income or loss.

Form S-1 Amendment #7 - Consolidated Statement of Operations

	Sales		Cost of Sales		Gross Margin
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Regular Trade-Affiliated entities	-	-	-	-	-	-
Regular Trade-Third parties	30,144,145	12,966,742	11,936,036	5,243,149	18,208,109	7,723,593
Total	30,144,145	12,966,742	11,936,036	5,243,149	18,208,109	7,723,593

	Sales Price (Fair Value)		Cost of Goods (Fair Value)		Gain/(Loss) on Barter Trade
	For the Years Ended		For the Years Ended		For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
Barter Trade-Affiliated enitites	-	23,100,645	625,571	7,133,522	7,631,963	15,967,123
Barter Trade-Third parties	3,212	6,451,083	243	1,893,660	2,969	4,557,423
Total	3,212	29,551,728	625,814	9,027,182	7,634,932	20,524,546

Explanation: There was not any changes made on Consolidated Statement of Operations of Form S-1 Amendment #7 as compared to Consolidated Statement of Operations of Form S-1 Amendment #6.